As Filed with the Securities and Exchange Commission on August 12, 2002
                                        Registration Statement No. 333-72332
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM S-2/A
                                 AMENDMENT NO. 1

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933

                     BION ENVIRONMENTAL TECHNOLOGIES, INC.
                  (Exact Name of Registrant in its Charter)

            Colorado                                84-1176672
(State or other jurisdiction           (I.R.S. Employer Identification No.)
 of incorporation or organization)

                        18 East 50th Street, 10th Floor
                            New York, New York 10022
                                (212) 758-6622
                  (Address and telephone number of principal
              executive offices and principal place of business)

                   David J. Mitchell, Chairman of the Board
                     Bion Environmental Technologies, Inc.
                        18 East 50th Street, 10th Floor
                            New York, New York 10022
                                (212) 758-6622
           (Name, address and telephone number of agent for service)

          Copies to:  Stanley F. Freedman, Esq.
                      Krys Boyle Freedman & Sawyer, P.C.
                      600 Seventeenth Street, Suite 2700 South
                      Denver, Colorado  80202-5427
                      (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a)of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                        CALCULATION OF REGISTRATION FEE
=============================================================================
                                       Proposed     Proposed
                                       Maximum      Maximum
Title of Each Class                    Offering     Aggregate     Amount of
of Securities to be    Amount to be    Price Per    Offering     Registration
    Registered         Registered      Share        Price            Fee
_____________________________________________________________________________

Common Stock,            879,299        $4.07    $3,578,746.93   $329.24(3)
no par value (1)                        (2)           (2)

Class O Warrants(1)      100,000        $ --     $     --        $  --  (4)

=============================================================================

(1)  To be offered by Selling Shareholders

(2) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) based on the average closing bid and ask prices of our Common Stock on the OTC Bulletin Board on August 8, 2002 which was $4.07 per share.

(3) $2,602.58 was paid with the initial filing of this registration statement.

(4) Pursuant to Rule 457(g) no registration fee is required for the Class O Warrants since the shares of Common Stock underlying such warrants are being registered.


















PROSPECTUS                     SUBJECT TO COMPLETION DATED AUGUST 12, 2002

____________________________________________________________________________

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      BION ENVIRONMENTAL TECHNOLOGIES, INC.

                         879,299 Shares of Common Stock
                            100,000 Class O Warrants


     The securities offered by this prospectus are being offered for resale by the selling shareholders. A portion of the shares to be offered for resale may be issued to the holders upon the exercise of warrants they hold. These persons may be deemed to be "underwriters" within the meaning of the Securities Act.

     Our Common Stock is quoted on the OTC Bulletin Board under the symbol "BNET." On August 9, 2002, the reported closing price for our Common Stock was $4.00.

                          ____________________________

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.


     We anticipate that sales may be effected from time to time, by or for the accounts of the selling shareholders in the over-the-counter market, in negotiated transactions or otherwise. Sales, if any, will be made through broker-dealers acting as agent for the selling shareholders or to broker-dealers who may purchase the Common Stock as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions or otherwise. Sales, if any, will be made at market prices prevailing at the times of the sales or at negotiated prices. See "Plan of Distribution" beginning on page 19.



             The date of this Prospectus is __________, 2002

                              TABLE OF CONTENTS



                                                              PAGE

PROSPECTUS SUMMARY .........................................    3

RISK FACTORS ...............................................    5

AVAILABLE INFORMATION ......................................   11

COMPANY INFORMATION ........................................   11

USE OF PROCEEDS ............................................   11

RECENT MATERIAL CHANGES IN OUR BUSINESS  ...................   12

SELLING SHAREHOLDERS .......................................   15

PLAN OF DISTRIBUTION .......................................   18

DESCRIPTION OF COMMON STOCK ................................   19

DESCRIPTION OF THE CLASS O WARRANTS ........................   20

EXPERTS ....................................................   20

LEGAL MATTERS ..............................................   21

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF
 OFFICERS AND DIRECTORS ......... ..........................   21

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............   21

                             PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference in this Prospectus. The Prospectus should be read in its entirety, as this summary does not contain all the facts necessary to make an investment decision.

The Company
-----------

     Bion Environmental Technologies, Inc. ("Bion," "we," "us" or "our") is an environmental services company focused on the needs of confined animal feeding operations (CAFO's). We are engaged in two main areas of activity: waste stream remediation and organic soil and fertilizer production. Our waste remediation service business provides CAFO's, primarily in the swine and dairy industries, with treatment for animal waste outputs. In this regard, we treat the entire waste stream in a manner which cleans and reduces the waste stream thereby mitigating pollution of the air, water and soil, while creating value-added organic soil and fertilizer products. Bion's soil and fertilizer products are being used for a variety of applications including school athletic fields, golf courses and home and garden applications.


     On July 8, 2002, we effected a one for ten reverse split of the outstanding shares of our Common Stock. All share amounts in this prospectus give effect to the reverse split.



     Our principal offices are located at 18 East 50th Street, 10th Floor, New York, New York 10022, and our phone number is (212) 758-6622.

The Offering
------------


Securities Offered:   Included in the shares being offered hereby are 528,705
                      shares held by selling shareholders and 350,594 shares that may be issued to the selling shareholders upon the exercise of warrants they currently hold.
                      Also included are 100,000 Class O Warrants to be offered by OAM S.p.A. It is currently unknown how many of the selling shareholders will exercise their warrants to purchase shares of our Common Stock.
                      We also do not know whether any selling shareholders will sell any of their shares into the market.

Offering Price:       The shares being offered by the selling shareholders who
                      decide to resell their shares into the marketplace from time to time, will be sold at the then current market price.

Common Stock to be    5,657,989 shares.  The number of shares outstanding
 Outstanding after    after the offering assumes that the selling shareholders
 Offering             exercise all of their warrants to purchase shares of
                      our Common Stock. Prior to this offering, as of July 31, 2002, we had 5,307,395 shares issued and outstanding.

Dividend Policy       We do not anticipate paying dividends on our Common
                      Stock in the foreseeable future.

Use of Proceeds       The shares offered by this prospectus may be sold
                      by selling shareholders and we will not receive any proceeds of the offering. However, we will receive proceeds from any exercise of the warrants.

Risk Factors          This offering involves a high degree of risk, elements
                      of which include:

                       - We Have a Very Limited Operating History
                       - We Have Incurred Substantial Losses and May Never
                           Achieve Profitability
                       - We May Need Additional Working Capital; The Report
                           of our Accountants Contains a "Going Concern" Qualification
                       - Our Ability to Obtain Additional Funds May be
                           Limited by Some of Our Existing Contracts
                       - Our Future Operations Will Depend on the Efforts
                           of our Management Team and our Business
                           Will Suffer if We Lose the Services of Any
                           Key Employees
                       - Our Management Beneficially Owns a Substantial
                           Amount of our Stock and Can Control the Election of All of our Directors
                       - Our Management has the Right to Receive Signifi-
                           cantly More of Our Stock in the Future, Which
                           May Hurt the Market Price
                       - The Development of our Technology Has Been Limited
                           to a Few Markets; We May Not Attract Enough
                           Customers to be Successful
                       - We Face Intense Competition Which Could Adversely
                           Affect our Financial Performance
                       - Our Products Could Become Obsolete; We May Not be
                           Able to Keep Up with Changes in Technology
                       - Our Patent and Trade Secret Protection Efforts May
                           Not be Adequate to Protect our Technology
                       - Our Business is Affected by Government Regulations
                           Which Change
                       - We Face Risks of Litigation Resulting from Improper
                           Operation of our Systems
                       - Resales of Outstanding Restricted Shares Could Hurt
                           the Market Price of our Stock
                       - The Market for our Shares is Very Limited and May
                            Not be Maintained Which Could Make it
                            Difficult to Resell Shares
                       - Our Results of Operations May be Affected by Non-
                           cash Charges
                       - Exercise of Warrants Will Reduce the Ownership
                           Percentage of Existing Shareholders



                                RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this Prospectus, the following:

     The securities being offered hereby are speculative in nature and involve a high degree of risk. Following is a summary discussion of the risk factors applicable to an investment in the securities. Prospective investors should thoroughly consider all of the risk factors discussed below and should understand that there is substantial risk they will lose all or part of their investment. No person should consider investing who cannot afford to lose his entire investment or who is in any way dependent upon the funds that he is investing.

     1.  WE HAVE A VERY LIMITED OPERATING HISTORY.

     We have developed an innovative new wastewater treatment process that still remains unproven in the marketplace. For the first several years of our existence we stayed in the development stage while we were initially trying to develop our wastewater treatment system to a point where it could be sold into the agricultural market. We then marketed and sold some of our systems to farmers for a short time and were able to generate some limited revenues, but never at a level that was sufficient to pay our operating expenses. After we received outside funding in late 1999, we decided to make several significant improvements to our systems so that they would work better. In connection with that decision, we essentially stopped our commercial operations to focus on research and development activities associated with the development of our second generation system. The second generation system now appears to be completed and we are again attempting to commence marketing and selling efforts. One problem we have encountered with our innovative new process is that it is difficult for us to know when it is sufficiently developed because it is unique in its operation and can be refined continuously. Another problem we have encountered, which we believe is typical for many new enterprises, is that it is difficult to move from the product development stage to the stage of conducting successful commercial operations. Even today we face intense competition from existing and more established companies in the wastewater, waste management, environmental control and soils products businesses as we attempt to enter the market to sell our second generation systems. Investors are cautioned that we have never achieved successful commercial operations or significant revenues, both of which will be necessary in order for our stock to increase in value.

     2.  WE HAVE INCURRED SUBSTANTIAL LOSSES AND MAY NEVER ACHIEVE
PROFITABILITY.

     From inception to date, neither we nor our subsidiaries have ever sustained any profitable operations. During the year ended June 30, 2001 we had a net loss of $15,553,223 and through June 30, 2001 we had total losses from our inception of $39,380,101. Although we expect to eventually generate sufficient revenues from sales of our systems and the related BionSoil(R) to pay our future operating expenses, there can be no assurance that profitable operations will ever be achieved or sustained. We are still dependent upon infusions of capital from investors and proceeds from loans to enable us to continue in business. There is no assurance that these sources of financing will continue to be available. Any failure on our part to do so will have a material adverse impact on us and may cause us to cease operations. In the event we are unable to achieve sustained profitable operations in the future, it is likely that any investment in our Common Stock will ultimately be lost.

     3. WE MAY NEED ADDITIONAL WORKING CAPITAL; THE REPORT OF OUR ACCOUNTANTS CONTAINS A "GOING CONCERN" QUALIFICATION.

     We have incurred losses from our inception totaling $55,476,385 at March 31, 2002, and we have thus far failed to generate adequate working capital from operations. As of March 31, 2002, we had working capital of $2,488,517. We believe that we have sufficient working capital to continue our operations through the end of the calendar year 2002. However, we expect that we will need to obtain additional working capital for future operations. Our auditors have included an explanatory paragraph in their report, noting that there is substantial doubt as to our ability to continue as a going concern. Our audited financial statements for the fiscal year ended June 30, 2001 have been prepared assuming that we will continue as a going concern. Our continued losses without additional equity capital raise substantial doubt about our ability to continue in business after the calendar year 2002.

     4. OUR ABILITY TO OBTAIN ADDITIONAL FUNDS MAY BE LIMITED BY SOME OF OUR EXISTING AGREEMENTS.

     At the time we acquired control of Centerpoint Corporation, we issued 1,900,000 shares of our Common Stock to Centerpoint and 100,000 shares to Centerpoint's former parent, OAM, S.p.A. at a value of $7.50 per share. Under the terms of the related agreements, until such time as we receive cumulative equity investments from third parties unaffiliated with either Centerpoint or OAM equal to at least $5 million, we will be required to issue additional shares to Centerpoint and OAM at no additional cost if we sell or transfer any of our equity securities or securities convertible into or exchangeable for equity securities, at a price which reflects or implies a price per share of our Common Stock less than $7.50 per share, or if we amend, modify, or waive any terms of any outstanding security to that security implies or reflects that price. We also have outstanding warrants that contain similar anti-dilution provisions using the $7.50 per share level. Our stock price is currently substantially below $7.50 per share. The existence of these contractual provisions was a significant factor in deterring us from completing one financing because we did not want to suffer the dilution that would result, and they may deter us from completing additional financings in the future.

     5. OUR FUTURE OPERATIONS WILL DEPEND ON THE EFFORTS OF OUR MANAGEMENT TEAM AND OUR BUSINESS WILL SUFFER IF WE LOSE THE SERVICES OF ANY KEY EMPLOYEES.

     We are completely dependent upon the efforts and abilities of our team of officers and directors to manage our business. We do not currently carry any "key man" life insurance coverage on any of our employees. Although none of our officers or directors has experience in the management of any profitable entity that has engaged in our area of business, the loss of the services of any of these persons could have a material adverse impact on our business, results of operations and financial condition. We have lost several members of our management team in the past year, including Jon Northrop, an officer and director, Mark Smith, an officer and director, Bart Chilton, an officer, and Joseph Wright, a director. However, Messrs. Northrop and Smith still assist Bion on an advisory basis. We do not believe that the loss of these persons has had a significant effect on our operations.

     6. OUR MANAGEMENT BENEFICIALLY OWNS A SUBSTANTIAL AMOUNT OF OUR STOCK AND CAN CONTROL OUR COMPANY, INCLUDING THE ELECTION OF OUR DIRECTORS.

     Present management beneficially controls in excess of 33% of our outstanding Common Stock and can control the election of our directors and control our affairs and operations. Such control by management could result in management taking actions that are in the best interests of management and not of all of the shareholders. Mark A. Smith and several other principal shareholders are parties to a shareholders' agreement which, among other things, allows D2 to designate three board members and, with our consent, nominate a fourth. Our Articles of Incorporation do not provide for cumulative voting. Mark Smith and certain entities related to him which own shares of our Common Stock (the "Smith Shares") have entered into a voting agreement that gives David Mitchell, our Chairman, President and CEO, the power to vote all of the Smith Shares as to most matters. D2 is currently deemed to be the beneficial owner of 1,886,089 shares as a result of its direct and indirect ownership of shares and its right to make voting decisions.

     7. OUR MANAGEMENT HAS THE RIGHT TO RECEIVE SIGNIFICANTLY MORE OF OUR STOCK IN THE FUTURE, WHICH MAY HURT THE MARKET PRICE.

     On December 23, 1999, we entered into a management agreement with D2 pursuant to which D2 provides us with specific management and consulting services and David J. Mitchell has been appointed to serve as our Chief Executive Officer, Chairman of our Executive Committee and as one of our Directors. Effective December 1, 2000, the Company amended the D2 management agreement by, among other things, agreeing to pay an annual base compensation of $500,000 in calendar year 2001, $600,000 in calendar year 2002, and $750,000 in calendar year 2003, substantially all of which is currently being paid in shares of our Common Stock on a quarterly basis. In addition, as a result of the transactions involving Centerpoint Corporation, in accordance with the terms of an existing agreement with D2CO, LLC, Southview, Inc. and Atlantic Partners, LLC, all of which are affiliates of David Mitchell, our President and CEO, we amended the SV1 and SV2 Warrants held by D2 so that warrants now provide for the purchase, in the aggregate, of 1,037,343 shares of our common stock at a purchase price of $7.50. D2 also holds J Warrants to purchase an additional 3,000 shares at $7.50 per share. The magnitude of the possible issuances of Common Stock to D2 could be adversely perceived by investors because of the potential resale of such shares in the future and could hurt the market price of our shares.

     8. THE DEVELOPMENT OF OUR TECHNOLOGY HAS BEEN LIMITED TO A FEW MARKETS; WE MAY NOT ATTRACT ENOUGH CUSTOMERS TO BE SUCCESSFUL.

     Our wastewater treatment systems to date have been developed and marketed to certain agricultural and food processing applications and have not yet been expanded into other markets. We have not yet completed the development of all of the wastewater treatment system applications that will be necessary to address targeted market applications and geographic areas and we anticipate a continuing need for the development of additional applications. During the fiscal year ended June 30, 2001, we invested substantially in developing our second generation system. This upgraded system is designed to operate using significantly lower water volume and less energy. Although management believes that our existing technology is sufficient to support development of additional commercial applications, no assurance can be given that new applications can be developed or that existing and/or new applications will achieve commercially viable sales levels. We have not conducted formal market studies with respect to our technology and services. We anticipate that the achievement of any significant degree of market acceptance for our wastewater treatment systems and products will require substantial marketing efforts and the expenditure of significant amounts of funds to inform potential customers of the distinctive characteristics and benefits of such products. We cannot give any assurances that our targeted customers will accept our proposed products. We also cannot give any assurance that we will ever realize substantial revenues from the sale of our products.

     9. WE FACE INTENSE COMPETITION WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     Although we believe that our systems offer many significant advantages over other competing technologies/systems, competition in the biological wastewater treatment industry is intense. We are in direct competition with local, regional and national engineering and environmental consulting firms and soils products companies. Some of our competitors may be capable of developing soils products or waste and wastewater treatment systems similar to ours or based on other competitive technologies. Many of our competitors are well-established and have greater financial and other resources than we do.

     10. OUR PRODUCTS COULD BECOME OBSOLETE; WE MAY NOT BE ABLE TO KEEP UP WITH CHANGES IN TECHNOLOGY.

     Our business is susceptible to changing technology. Although we intend to continue to develop and improve our treatment systems, there is no assurance that funds for such expenditures will be available or that our competitors will not develop similar or superior capabilities.

     11. OUR PATENT AND TRADE SECRET PROTECTION EFFORTS MAY NOT BE ADEQUATE TO PROTECT OUR TECHNOLOGY.

     We have limited patent protection on our soils products and also on certain aspects of our wastewater treatment systems technology. We also possess certain proprietary processes. We intend to obtain additional patents or other appropriate protection for our technology. Additionally, we use nondisclosure contract provisions and license arrangements which prohibit the disclosure of our proprietary processes. However, there can be no assurance that we can effectively protect against unauthorized duplication or the introduction of substantially similar products. Our ability to compete with other companies is materially dependent upon the proprietary nature of our patents and technologies. We cannot give assurances that we will be able to obtain any additional key patents or other protection for our technology. In addition, if any of our key patents or proprietary rights were invalidated, there could be an adverse effect on our business, results of operations and financial condition.

     12.  OUR BUSINESS IS AFFECTED BY GOVERNMENT REGULATIONS WHICH CHANGE.

     We are a provider of systems and services that result in the reduction of pollution and, therefore, we are not under direct enforcement or regulatory pressure. We are involved, however, in waste and wastewater treatment and are impacted by environmental regulations in at least three different ways: (1) our marketing and sales success depends, to a substantial degree, on the pollution clean-up requirements of various governmental agencies, from the Environmental Protection Agency at the federal level to state and local agencies; (2)our system design and performance criteria must be responsive to the changes in federal, state and local environmental agencies' effluent standards and other requirements; and (3) our system installations and operations require governmental permits or approvals in many jurisdictions.

     We are also a manufacturer and provider of BionSoil(R) products such as potting soils, soil amendments and fertilizers. Some state and federal regulatory agencies have standards these products must meet to be sold as soil amendment or fertilizer products in various markets. The production and sales of our BionSoil(R) products currently meet relevant federal and state requirements. These regulations can change which creates a level of unpredictability. We are continually reviewing current regulations and potential changes that may affect our business and are making necessary compliance efforts in all jurisdictions in which we do business. We believe that Bion is currently in compliance with all applicable federal, state and local regulations.

     We are in the business of helping our customers solve problems associated with their discharge of wastewater into the environment, and most of our systems and services are subject to federal, state and local government regulation, and many are subject to extensive testing procedures. The effects of rulings of regulatory bodies could delay our marketing efforts for a long time and ultimately could prevent the completion of projects. The regulations pertaining to the environment which may impact our systems are continually changing. While we believe that such regulatory changes are favorable to our business since such regulations may require the use of our systems, there can be no assurance that, in the future, such regulations will not cause us additional economic expense or be a materially adverse effect on our business, results of operations and financial condition.

     13. WE FACE RISKS OF LITIGATION RESULTING FROM IMPROPER OPERATION OF OUR SYSTEMS.

     In order for our waste and waste water treatment systems to function properly, the systems must be operated in accordance with our specifications. In the event that our systems are not operated properly and environmental violations or other problems occur as a result, it is possible that we could be named as a defendant in litigation brought by governmental agencies and/or individuals. Such litigation could seek, among other things, damages, equitable remedies, punitive damages and penalties. In fact, we were named as a defendant, along with the owners of one of our first generation systems, in just such an action filed by the Attorney General of the State of Illinois alleging environmental violations associated with the operation of a hog farm. While we were able to settle that litigation for approximately $9,000, there can be no assurance that similar litigation will not occur in the future. Litigation of this nature could damage our reputation.

     14. RESALES OF OUTSTANDING RESTRICTED SHARES COULD HURT THE MARKET PRICE OF OUR STOCK.

     A significant number of our outstanding shares are "restricted securities" which may in the future be sold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Generally, Rule 144 provides that a person holding "restricted securities" for a period of at least one year may sell every three months, in brokerage transactions, an amount equal to the greater of one percent of our outstanding shares of Common Stock or the average weekly reported volume of trading for the securities. There is no limitation on the amount of "restricted securities" which may be sold by a person who has been the beneficial owner of such restricted securities for more than two years, and has not been an "affiliate" for at least 90 days prior to the date of such sales. Investors should be aware that such sales under Rule 144 may, in the future, cause the price of our Common Stock to drop, and the potential of such sales is expected to have a depressive effect on the market for our Common Stock.

     15. THE MARKET FOR OUR SHARES IS VERY LIMITED AND MAY NOT BE MAINTAINED WHICH COULD MAKE IT DIFFICULT TO RESELL SHARES.

     Investors should be aware that our Common Stock is quoted on the OTC Bulletin Board, that there is currently only an extremely limited and "thin" trading market in our Common Stock, and there is no assurance that it will continue or that any active trading will occur. Holders of our shares may find it difficult to resell their shares if they desire to do so.

     16.  OUR RESULTS OF OPERATIONS MAY BE AFFECTED BY NON-CASH CHARGES.

     During the year ended June 30, 2001 we recorded $10,659,214 in non-cash charges. During the nine months ended March 31, 2002 we recorded an additional $13,189,183 in non-cash charges. We may also incur such charges in the future. These charges are related to transactions in which stock options or warrants are used, and are likely to be incurred on a one-time or sporadic basis. Results of operations could be materially adversely affected by these non-cash charges.

     17. EXERCISE OF WARRANTS WILL REDUCE THE OWNERSHIP PERCENTAGE OF EXISTING SHAREHOLDERS.

     The exercise of outstanding warrants will result in a significant reduction in the respective percentage interests of Bion and voting power held by the shareholders, other than those participating in the exercise. As of July 31, 2002, we had warrants to purchase 1,393,400 shares of our Common Stock outstanding. We expect to issue additional shares of our Common Stock, warrants and options in connection with further financings.

                            AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

     We have filed with the Commission a Registration Statement on Form S-2 of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this Prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                              COMPANY INFORMATION

     This Prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2001 and our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, which reports are incorporated by reference into this Prospectus in their entirety.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Common Stock being registered hereunder for sale by the selling shareholders. However, some of the shares being registered may be issued to selling shareholders pursuant to the terms of currently outstanding warrants. If any of these warrants are exercised, we could receive proceeds of up to $2,804,907. Because we do not know when or how many of the warrants will be exercised, we are not able to determine how we would specifically use any proceeds. Any proceeds received pursuant to the exercise of these warrants would be used for valid business purposes.




                    RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since June 30, 2001, that have not been reported in our reports on Form 10-QSB, except as set forth below:

Changes in our Management.

     The following changes in our management were either adopted or ratified by us on September 6, 2001:

          - We accepted the resignation of Ron Cullis as a member of our Board of Directors. The options held by Mr. Cullis will continue to be exercisable in accordance with their terms. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

          - We accepted the resignation of Jon Northrop as an officer and director of our company and as an officer and director of each of our subsidiaries. Mr. Northrop will continue to serve us as a consultant and will also serve as a member of our Advisory Board. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

          - Mark Smith resigned as Chairman of our Board and was replaced in that capacity by David Mitchell, our President.

          - Mr. Mitchell will serve as the President of both of our subsidiaries.

          - The resignation of Bart Chilton as our Senior Vice President in August 2001 to continue his career with the United States government was ratified.

Severance Agreements.

     We entered into severance agreements with Jon Northrop and the only other employee that remained in our Denver, Colorado office. As a result, we no longer have any employees in Denver and substantially all of our business operations are conducted out of our office in New York City.

Restructuring of Notes to Related Parties and Cancellation of Options and Warrants.

     In August 2001, we amended the terms of certain notes that we owe to certain related parties and these persons agreed to cancel certain outstanding options and warrants held by them. The notes were amended in order to simplify our capital structure and to provide for uniform conversion provisions by which we could eliminate this debt. The accrued amounts due under notes that we amended were as follows:

                                     Amount of Accrued Debt
     Holder                      (Accrued to January 15, 2002)
     ------                      -----------------------------

     Jon Northrop                            $  544,974
     Jere Northrop                           $  504,461
     Northrop Family Trust                   $  138,342
     Edward A. Hennig                        $  161,783
     M. Duane Stutzman                       $  184,021
     William J. Crossetta                    $  283,685
     S. Craig Scott                          $   50,606
     Dublin Holding Ltd.                     $3,682,944
     Mark Smith Rollover IRA                 $  393,556
     Kelly Smith Rollover IRA                $  339,870
          TOTAL                              $6,284,242

     The terms of the notes that were amended related to the maturity date, the terms under which the notes would automatically be converted into common stock, and the conversion rate that would be applied. The new conversion terms allowed us to provide for the conversion of these notes into shares of common stock and avoid having to pay these notes in cash. The holders of the notes agreed to cancel certain options and warrants in consideration for the amendments to the notes and to assist the Company in simplifying its capital structure.

     Under the terms of the amended notes, all of this debt was converted into an aggregate of 837,900 shares of Common Stock in January 2002 because the transactions involving Centerpoint triggered their conversion. A portion of the shares that were issued on conversion are being registered for resale by certain of the holders in this prospectus.

Changes in Our Officers and Directors.

     The following changes in our management at the Board of Directors level were either adopted or ratified by us at our Board of Directors meetings in December 2001 and January 2002:

     . We accepted the resignation of Joseph Wright as a member of our Board of Directors. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

     . Mark Smith resigned from our Board of Directors and as our Secretary, effective January 31, 2002. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices. Mr. Smith will continue to provide consulting services to us from time to time as requested by our management.

     .  We added Howard Chase to our Board of Directors.

Changes in the "Line" Management.

     The following additional changes have been made in the day-to-day management of Bion and its subsidiaries:

     .  Effective February 1, 2002, James Morris became the Chief
        Technical Officer of the Company and he received an option to purchase 12,000 shares at an exercise price of $11.00 per share until December 31, 2004.

     .  Effective February 1, 2002, George Bloom became the Chief
        Operating Officer of our Bion Technologies, Inc. subsidiary, and he also received an option to purchase 12,000 shares at an exercise price of $11.00 per share until December 31, 2004.

     . Effective February 1, 2002, Dominic Bassani became Director of Product Development and Planning for our Bion Technologies, Inc. subsidiary, and also will continue to serve as the Vice President of Operations in our BionSoil, Inc. subsidiary.

     . From January 15, 2002 to July 31, 2002, Craig Scott rejoined us as a full time employee in the capacity of our Director of Shareholder Relations. An existing 16,945 options held by him were extended until December 31, 2003, with a reduced exercise price of $12.50 per share. Additionally, Mr. Scott was granted an option to purchase 600 shares at $15.00 per share, an option to purchase 1,200 shares at $20.00 per share and an option to purchase 1,200 shares at $25.00 per share, all of which are exercisable until December 31, 2003.

Agreement with Scotts.

     On December 12, 2001, we entered into an agreement with The Scotts Company ("Scotts") under which we have agreed to give Scotts an exclusive right to evaluate our technologies in the worldwide consumer lawns and gardens markets for a period of twelve months. During this period, Scotts will conduct efficacy testing; research and development and/or consumer research on our technologies, and if the testing and research are satisfactory to Scotts, will work with Bion to develop a business plan for selling products using our technologies in the referenced markets.

Joint Venture to Develop Dairy Complexes.

     In June 2002, our newly formed Dairy Park LLC subsidiary entered into a non-binding agreement with Dr. Michael J. McCloskey and Timothy C. den Dulk to develop, own and operate a number of large diary facilities.

     Bion anticipates that two to four complexes, ranging in size from 10,000 to 50,000 animals, will be developed by the joint venture over the next three years. The complexes will be turnkey, state-of-the-art facilities and will be made available to dairy producers. Bion plans to provide its technology for waste management, secure financing for the facilities, develop the financial
lease terms and provide independent management.   The primary responsibilities
of the McCloskey/den Dulk partnership are expected to be site selection and development, lease terms and recruitment of tenants, and management of the facilities.

Employment of Chief Financial Officer.

     Effective July 29, 2002, Lawrence R. Danziger became our Chief Financial Officer. Mr. Danziger served as Corporate Controller of Internet Commerce Corporation, a publicly-held company, from April 1999 to July 2002. Prior to joining Internet Commerce Corporation, Mr. Danziger was Supervisor at the accounting firm of Richard A. Eisner & Company L.L.P. Mr. Danziger received a Bachelor of Science degree in Accounting from the Univerity of Albany, State University of New York. Mr. Danziger is also a Certified Public Accountant.


                             SELLING SHAREHOLDERS

     Included in the securities being offered hereby are 879,299 shares being offered for resale by the selling shareholders. Of those shares, 710,498 shares are currently held by the selling shareholders. Up to 350,594 shares are issuable upon exercise of warrants held by investors. The shares are being offered for the account of the selling shareholders as set forth in the table below.

     The following table sets forth information concerning the selling shareholders, including:

     *  the number of shares currently held;

     *  the number of shares issuable upon exercise of warrants;

     *  the number of shares offered by each selling shareholder;

     *  the number of shares held after the offering; and

     * the percentage of the common stock outstanding held after the offering.

Bion has no knowledge of the intentions of any selling shareholder to actually sell any of the shares listed under the column "Shares Offered." There are no material relationships between any of the selling security holders and Bion other than those disclosed below:

                          Number       Shares                                       Percent of
                          Shares       Issuable                  Number of          Common Stock
                          Currently    on Exercise   Shares      Shares held        Held After
Selling Shareholder       Held         of Warrants   Offered     After Offering     the Offering
-------------------       -----------  -----------  ----------   --------------     ------------
2001 Bridge
Warrantholders (1):

  Altbach, Ronald               1,415         293       1,708            0               *
  Berkley Insurance Co.       141,297      30,000     171,297            0               *
  Bistate Oil                  35,370       7,388      42,758            0               *
  Schuschny, Bruno              1,414         293       1,707            0               *
  Codignotto, Donald            3,486         743       4,229            0               *
  Cohen, Stanley                5,659       1,185       6,844            0               *
  Fingerhut, Barry             35,864       7,500      43,364            0               *
  Gottlieb, Steve              10,444       2,220      12,664            0               *
  Gould, Andrew (A)             1,114         237       1,351            0               *
  International Jumpers,
    Ltd.                        7,060       1,478       8,538            0               *
  Kirshenbaum, Richard          3,547         750       4,297            0               *
  Leiterdorf, Jonathan         28,253       5,910      34,163            0               *
  Mitchell, Jan                29,907       5,910      35,817            0               *
  Orphanos, Anthony            28,662       6,000      34,662            0               *
  Zizza, Salvatore (B)         21,846       2,955      16,930        7,871               *
  Wright, Joseph               13,975       2,955      16,930            0               *

J1 Warrantholders (2)

  Arab Commerce Bank, LTD      50,330       3,000       3,000       50,330               *

J1-A Warrantholders (3)

  Balmore, S.A.                31,482       6,000       6,000       31,482               *
  Schaan, Austost Austalt      31,423       6,000       6,000       31,423               *
  RG Capital Fund, LLC         39,599       7,500       7,500       39,599               *
  Posner, Steven               15,805       3,000       3,000       15,805               *
  Ablamsky, Linda              15,741       3,000       3,000       15,741               *
  Basilice, Joseph P.           5,520       1,050       1,050        5,520               *
  Battaglia, John L.            3,943         750         750        3,943               *
  Berman, Richard J.            3,928         750         750        3,928               *
  Bjorge, Victor and
    Clark, Karen                3,936         750         750        3,936               *
  Blitz, Harvey                 7,903       1,500       1,500        7,903               *
  Brosnan, Patrick J.           3,960         750         750        3,960               *
  Burzotta, James               3,936         750         750        3,936               *
  Casadonte, Donald A.          3,943         750         750        3,943               *
  Casadonte, Renee S.           3,936         750         750        3,936               *
  Casadonte, Virginia P.       15,741       3,000       3,000       15,741               *
  Donnalley, Geralyn E.         3,943         750         750        3,943               *
  Dosch, Michael Keith          3,943         750         750        3,943               *
  Fleming, Kerry M.           158,393      30,000      30,000      158,393              3.0%
  Foglia, Joseph A.             3,943         750         750        3,943               *
  Frisa, Jean A.               39,599       7,500       7,500       39,599               *
  Fusco, Joseph                 3,943         750         750        3,943               *
  Fusco, Robert                 3,943         750         750        3,943               *
  Growth Ventures, Inc.
    Pension Plan & Trust       11,828       2,250       2,250       11,828               *
  Investor Resource
    Services, Inc.              7,885       1,500       1,500        7,885               *
  JR Squared, LLC              23,655       4,500       4,500       23,655               *
  Cogdinatto, Donald            1,972         375         375        1,972               *
  Kirsch, Jodi                 50,885       9,750       9,750       50,885               *
  Lane, John D.                 7,885       1,500       1,500        7,885               *
  Lohmann, Robert B.            1,572         300         300        1,572               *
  Nixon, J. Michael             7,871       1,500       1,500        7,871               *
  Orphanos, Anthony G          15,805       3,000       3,000       15,805               *
  Ponte, Vincent J.             7,885       1,500       1,500        7,885               *
  Reiter, Michael M. and
    Loreane M.                  3,943         750         750        3,943               *
  Santomauro, Angelo            3,928         750         750        3,928               *
  Scibelli, James              21,772       4,125       4,125       21,772               *
  Smith, Harry M.               3,936         750         750        3,936               *
  Smith, James                  3,936         750         750        3,936               *
  Spartz, James G.              3,936         750         750        3,936               *
  TCMP Capital, LLC            15,770       3,000       3,000       15,770               *
  Weiss, Kenneth                3,960         750         750        3,960               *
  Zizza, Salvatore J. (B)      21,846       1,500       1,500        7,871               *

J1-AA Warrantholders (4)
  Morgan, Taylor &
   Associates, Inc.                 0      11,250      11,250            0               *
  RG Capital Fund, LLC         39,599       2,025       2,025       39,599               *
  Salomon Grey Financial, Inc.      0         225         225            0               *
  Lane, John                        0         810         810            0               *
  Vaccaro, John A.                  0          90          90            0               *
  Slavney, David                    0       2,025       2,025            0               *
  Posner, Steven               15,805       1,170       1,170       15,805               *

J2 Warrantholders (5)

  Rodgers, David                    0       1,500       1,500            0               *
  Slavney, David                    0       5,000       5,000            0               *

J1-D Warrantholders (6)

  Slavney, David                    0       3,548       3,548            0               *
  Scibelli, James              21,772       1,774       1,774            0               *
  Scibelli, Robert                  0       1,774       1,774            0               *
  Posner, Steve                15,805       2,050       2,050       15,805               *
  Grey, Salamon                     0         395         395            0               *
  Vaccaro, John                     0         158         158            0               *
  Lane, John                        0       1,420       1,420            0               *
  DePalma, Carmine                  0      14,121      14,121            0               *
  Sound Holdings, LLC               0       4,802       4,802            0               *
  McAuliffe, John                   0         395         395            0               *
  Cella, Steve                      0         395         395            0               *

O Warrantholder (7)

  O.A.M., S.p.A.              100,000     100,000     200,000            0               *

Other selling shareholder:

  Northrop, Jere (C)          141,297(8)        0      67,263       74,031              1.4%
                                        ---------     -------
           Total                          350,594     879,299
-------------------------

* Represents less than 1%.

(1)  The 2001 Bridge warrants may be exercised to purchase shares of Common Stock at $6.00 per share through December 31, 2005.

(2)  J1 warrants may be exercised to purchase shares of common stock at $20.00 per share through
     December 31, 2004.

(3)  J1-A warrants may be exercised to purchase shares of common stock at $6.00 per share through
     December 31, 2004.

(4)  J1-AA warrants may be exercised to purchase shares of common stock at $7.50 per share through
     December 31, 2004.

(5)  J2 warrants may be exercised to purchase shares of common stock at $15.00 per share through
     December 31, 2004.

(6)  J1-D warrants may be exercised to purchase shares of common stock at $15.00 per share through December 31, 2004.

(7)  O warrants may be exercised to purchase shares of common stock at $9.00 per share through
     January 10, 2007.

(8)  Includes 75,396 shares held by Jere Northrop and 65,901 shares held by his wife.
------------------
(A)  Andrew Gould is a Director of Bion.
(B)  Salvatore J. Zizza is Secretary and a Director of Bion.
(C)  Jere Northrop is a Director of Bion.

     The following sets forth information with respect to OAM S.p.A. concerning the Class O Warrants and the shares of common stock issuable upon exercise of Class O Warrants that are being offered by this prospectus:

                       Number of                        Percentage of
                       Class O          Total Shares    Common Stock
                       Warrants that    Beneficially    Outstanding
Selling Shareholder    May be Sold      Owned           After Offering
-------------------    -------------    ------------    --------------

OAM S.p.A.               100,000           200,000            *
_________________

* Less than 1%


                             PLAN OF DISTRIBUTION

     The Common Stock registered hereunder may be sold from time to time by the selling shareholders. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. In connection with such sales the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act. At the time of their purchase of the securities, none of the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

     The Common Stock may be sold by one or more of the following methods:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock as agent for the selling shareholders; and (ii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Converting Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions from the Converting Holders in amounts to be negotiated by the holders immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

     The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.



     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.



                          DESCRIPTION OF COMMON STOCK

     We are authorized to issue 100,000,000 shares of our no par value Common Stock, of which 5,307,395 shares were issued and outstanding as of July 31, 2002. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding Common Stock can elect all directors.

     We have reserved approximately 2,113,621 shares of our Common Stock for issuance under outstanding options, warrants, rights and convertible securities.


     Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, holders of Common Stock will share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on Common Stock will be declared or paid in the foreseeable future. Holders of Common Stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Penny Stock and NASD Sales Practices Rules

     Our Common Stock is currently defined as a "penny stock" under the Exchange Act and rules of the Securities and Exchange Commission. The Exchange Act and such penny stock rules generally impose additional sales practices and disclosure requirements on broker-dealers who sell our securities to persons other than "accredited investors" or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a written suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain required disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, and the compensation to be received by the broker-dealer and certain associated persons, provide monthly account statements showing the market value of each penny stock held in a customer's account, and deliver certain standardized risk disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules affect the ability of broker-dealers to make a market in or trade our shares and may also affect the ability of purchasers of shares to resell those shares in the public market.

     In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must take reasonable efforts to obtain information about the customers' financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, and this has an adverse effect on the market for our shares.

                      DESCRIPTION OF THE CLASS O WARRANTS

     The Class O Warrants were issued to OAM S.p.A. in connection with the offering of the 7% Convertible Subordinated Notes. The Class O Warrants are exercisable to purchase up to 100,000 shares of common stock at an exercise price of $9.00 per share during the period ending on January 10, 2007.

     The Class O Warrants may be exercised upon surrender of the warrant certificate prior to the expiration date at the offices of Bion with the form of election to exercise completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of Bion) for the number of shares with respect to which such warrant is being exercised.

     The exercise price of the Class O Warrants and the number of shares to be obtained upon exercise of such warrants are subject to adjustment in certain circumstances including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the common stock. In the even of a liquidation, dissolution or winding up of Bion, holders of the placement agent warrants, unless exercised, will not be entitled to participate in the assets of Bion. Holders of the Class O Warrants have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the Warrants.



                                   EXPERTS

     The June 30, 2001 financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for us by Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C., Denver, Colorado. Officers, directors and employees of this law firm own an aggregate of approximately 12,000 shares of our Common Stock.


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                        SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the forgoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this Prospectus and to be a part hereof:

     1.  Annual Report on Form 10-KSB for the fiscal year ended June 30,
         2001.

     2. Amendments on Form 10-KSB/A to the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001.

     3.  Quarterly Report on Form 10-QSB for the quarter ended September 30,
         2001.

     4.  Current Report on Form 8-K dated September 6, 2001.

     5.  Current Report on Form 8-K dated December 12, 2001.

     6.  Current Report on Form 8-K/A dated December 12, 2001.

     7.  Quarterly Report on Form 10-QSB for quarter ended December 31, 2001.

     8.  Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.

     9.  Quarterly Report on Form 10-QSB/A for the quarter ended March 31,
         2002.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     We will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Bion Environmental Technologies, Inc., 18 East 50th Street, 10th Floor, New York, New York 10022, or (212) 758-6622.

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     ______________________________________

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes our estimated expenses in connection with the issuance and distribution of the securities being registered hereby.


     SEC Registration Fee....................   $  2,603
     Transfer Agent Fees.....................      1,000
     Legal Fees and Expenses.................     10,000
     Accounting Fees and Expenses............      5,000
     Miscellaneous...........................      2,397
                                                --------
         Total ..............................   $ 21,000
                                                ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and reasonable expenses (including attorneys' fees) incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent of the Corporation, if such person acted in good faith and reasonably believed that his conduct in his official capacity with the Corporation was in the best interests of the Corporation (or, with respect to employee benefit plans, was in the best interests of the participants in or beneficiaries of the plan), and in all other cases his conduct was at least not opposed to the Corporation's best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe his conduct was unlawful. The Corporation may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of the Corporation if such person is adjudged liable to the Corporation, or in a proceeding in which such person is adjudged liable for receipt of an improper personal benefit. Unless limited by the Corporation's Articles of Incorporation, the Corporation shall be required to indemnify a director or officer of the Corporation who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding. The foregoing indemnification is not exclusive of any other rights to which those indemnified may be entitled under applicable law, the Corporation's Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     The Corporation's Articles of Incorporation and Bylaws generally provide for indemnification of directors, officers, employees and agents to the fullest extent allowed by law.

ITEM 16.  EXHIBITS

Exhibit
Number    Description of Exhibit
-------   ----------------------

5.1 Opinion of Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C. regarding legality.*

23.1      Consent of BDO Seidman, LLP.*

23.2 Consent of Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C. - Contained in Exhibit 5.1.*

----------------

* Filed herewith electronically.


ITEM 17.  UNDERTAKINGS

     The undersigned Company hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 12, 2002.

                              BION ENVIRONMENTAL TECHNOLOGIES, INC.


                              By: /s/ David J. Mitchell
                                 ----------------------------------
                                 David J. Mitchell, Chief Executive
                                 Officer, President and Chairman
                                 (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

     Signatures                       Title                     Date


/s/ David J. Mitchell
-------------------------     Chief Executive Officer,      August 12, 2002
David J. Mitchell             President and Chairman

/s/ David Fuller
-------------------------     Principal Accounting          August 12, 2002
David Fuller                  Officer

/s/ Lawrence R. Danziger
-------------------------     Chief Financial Officer       August 12, 2002
Lawrence R. Danziger          (Principal Financial
                              Officer)

/s/ Jere Northrop
-------------------------     Director                      August 12, 2002
Jere Northrop


-------------------------     Director
Salvatore J. Zizza

/s/ Andrew G. Gould
-------------------------     Director                      August 12, 2002
Andrew G. Gould

/s/ Howard E. Chase
-------------------------     Director                      August 12, 2002
Howard E. Chase